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                           December 21, 2023

       Emmanuel Caprais
       Chief Financial Officer
       ITT Inc.
       100 Washington Boulevard, 6 Floor
       Stamford, Connecticut 06902

                                                        Re: ITT Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 8, 2023
                                                            File No. 001-05672

       Dear Emmanuel Caprais:

              We have reviewed your December 8, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       25

   1. We note your response to prior comment 1. However, we continue to believe that the total segment operating
income and margin as well as total adjusted segment operating income and margin measures are
non-GAAP measures that do not comply Question 100.01 of the
                                                        non-GAAP C&DIs.
Therefore, please revise to remove these measures from your periodic filings, Form 8-K
earnings releases, and earnings presentations on your website.
 Emmanuel Caprais
FirstName
ITT Inc. LastNameEmmanuel Caprais
Comapany21,
December  NameITT
              2023 Inc.
December
Page 2    21, 2023 Page 2
FirstName LastName
       Please contact Megan Akst at 202-551-3407 or Melissa Kindelan at 202-551-3564 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology